UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-9317

REPORT PERIOD
July 1, 1999 through September 30, 1999

In the Matter of

ALLIANT ENERGY CORPORATION, ET AL

     ALLIANT ENERGY CORPORATION ("AEC") hereby certifies on behalf of itself and IES Utilities Inc. ("IESU"), Interstate Power Company ("IPC"), and Alliant Energy Corporate Services, Inc. ("Services") that during the period from July 1, 1999 through September 30, 1999 (the "Reporting Period"):

     1. For each of the companies participating in the Utility Money Pool during the Reporting Period, the maximum principal amount of short-term borrowings outstanding from the Utility Money Pool, sources other than the Utility Money Pool, and the maximum total short-term borrowings outstanding during the Reporting Period, and the Securities and Exchange Commission ("SEC") borrowing limit for each participant as of the end of the Reporting Period were as follows:


                               Maximum
                 Maximum         Other        Maximum
                 Money Pool    Short-Term      Total              SEC
Company          Borrowings    Borrowings     Borrowings          Limit

IESU             28,993,427         0.00       28,993,427      150,000,000
IPC              34,616,100          0.00      34,616,100       72,000,000
WP&L             71,937,730    50,000,000     121,937,730      128,000,000
SERVICES                  0             0               0      100,000,000


     2. During the Reporting Period, the weighted average interest rate for borrowings through the Money Pool was 5.16 %.


     3. The maximum amount of AEC's short-term borrowings on behalf of itself and the above named participants in the Utility Money Pool during the Reporting Period, and its SEC limit as of the end of the Reporting Period, were as follows:

               Maximum             Maximum        Maximum
               Loans to            Corporate      Short-Term       SEC
               Money Pool          Borrowings     Borrowings       Limit

AEC (*)        126,183,120         53,758,684     146,500,000      450,000,000

----------------
(*)  Consists entirely of commercial paper during the Reporting Period.

     Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1
Application-Declaration, as amended, of AEC, et al, in File 70-9317, and in accordance with the terms and conditions of the SEC's order dated December 18, 1998, permitting said Application-Declaration to become effective.


     DATED: November 12, 1999

                                        ALLIANT ENERGY CORPORATION
                                        IES UTILITIES INC.
                                        INTERSTATE POWER COMPANY
                                        WISCONSIN POWER AND LIGHT COMPANY
                                        ALLIANT ENERGY CORPORATE SERVICES INC.

                                        BY:  ALLIANT ENERGY CORPORATION



                                        BY: /s/ E.M. Gleason
                                           -------------------------------------
                                            Edward M. Gleason
                                            Vice President, Treasurer
                                            and Corporate Secretary